MANAGEMENT’S DISCUSSION AND ANALYSIS
This Management’s Discussion and Analysis of the results of operations and financial condition for the years ended December 31, 2007 and December 31, 2006 was prepared as at February 11, 2008 and should be read in conjunction with the Consolidated Financial Statements of The Westaim Corporation for the years ended December 31, 2007 and December 31, 2006 and the accompanying notes thereto. Additional information relating to The Westaim Corporation, including its annual information form, is available on SEDAR at www.sedar.com and the Company’s website (as hereinafter defined) at www.westaim.com. All dollar amounts contained herein are denominated in Canadian dollars unless otherwise specified.
DESCRIPTION OF THE BUSINESS
The Westaim Corporation (“Westaim” or the “Company”) is a holding company with investments in two technology businesses, Nucryst Pharmaceuticals Corp. (“Nucryst”), a company that develops, manufactures and commercializes innovative medical products that fight infection and inflammation and iFire Technology Ltd. (“iFire”), a company with a novel flat panel display technology.
The Company’s strategy has been to develop the independent technical, operating and marketing and sales capabilities of its technology investments through the early years of product introduction and commercialization with the objective of taking these technologies public through initial public offerings. In December 2005, Nucryst completed an initial public offering of its common shares and its shares trade on the NASDAQ Stock Market and the Toronto Stock Exchange.
On April 23, 2007, the Company announced that it was undertaking a review of its business strategy. The Board of Directors directed management of the Company to consider strategic alternatives to maximize value for shareholders. As part of the strategic review, in the second quarter of 2007, the Company sold its real estate holdings in Fort Saskatchewan, Alberta for net proceeds of $14.4 million and recorded a gain on the sale of these assets of $8.6 million. In addition, the Company announced operational changes at iFire and organization changes at the corporate offices of the Company. At iFire, staffing levels were reduced to a core team focused on advancing phosphor performance and reducing variability in luminance, life and uniformity. On November 13, 2007, the Company announced that it was further reducing staff levels at iFire and would seek a buyer for the business, facilities and intellectual property associated with iFire’s proprietary technology. Development efforts on iFire’s technology were discontinued at that time. Corporate management and administrative staff levels in Fort Saskatchewan and Calgary were also reduced as part of the broader reorganization.
Reorganization costs, including severance and transition costs of $8.8 million have been included in operating costs and in discontinued operations in 2007. Total costs for the Company’s restructuring are estimated to be $9.0 million by the end of the first quarter of 2008. Details of the costs of this restructuring are reported in note 20 of the Company’s consolidated financial statements.
The Board of Directors is continuing to review strategic alternatives for the Company. Overall, the nature of the strategic options open to the Company will be dependent in part upon the outcome and timing of the sale of the iFire business and could involve amongst other things a sale, merger or other transaction involving the Company or parts of the Company, or potentially an orderly windup of the Company’s operations.

CONSOLIDATED RESULTS
OVERVIEW
For the year ended December 31, 2007, the Company reported a net loss of $58.0 million compared to a net loss of $50.6 million in 2006. The loss from continuing operations was $2.8 million in 2007, compared to a loss of $12.9 million in 2006. The reduction in the loss from operations resulted from improved operating results at Nucryst, gains on sale of assets and dilution gains from Westaim investment holdings offset in part by reorganization costs and losses on Canadian asset-backed commercial paper (“ABCP”) holdings. The loss from discontinued operations of $55.2 million for the year ended December 31, 2007 compared to a loss of $37.7 million in 2006, relates to the operations of iFire and includes a write-down of capital assets of $22.1 million. Revenues from continuing operations for the year ended December 31, 2007 were $31.8 million compared to $27.6 million in 2006.
The basic and diluted net loss per common share was $0.62 in 2007 compared to $0.54 in 2006. The basic and diluted net loss per common share from continuing operations was $0.03 in 2007 and $0.14 in 2006. The basic weighted average number of common shares outstanding was 94.1 million and 93.5 million in 2007 and 2006 respectively.
Continuing operations primarily reflects corporate costs and the results of the Company’s operating subsidiary, Nucryst. Revenues increased by $4.2 million in 2007 reflecting $10.1 million in milestone revenue partially offset by a manufacturing cost rebate of $4.6 million and the impact of the strengthening Canadian dollar.
A comparison of operating costs from continuing operations in 2007 compared to 2006 is as follows:

		% of		% of
($millions)	2007	Revenue*	2006	Revenue

Manufacturing	$14.6	56%	$17.3	63%
Research and development	6.4	24%	12.1	44%
General and administrative	9.3	36%	6.8	25%
Depreciation and amortization	2.1	8%	2.6	9%
Corporate Costs	10.9	42%	6.1	22%

	$43.3		$44.9

*	revenue excludes Nucryst milestone revenue of $10.1 million earned in 2007 and manufacturing cost rebate payments of $4.6 million made in 2007.
The decrease in manufacturing costs relates to the production of Acticoat™ wound care products by Nucryst and is primarily the result of production efficiencies implemented in 2007 and the shipment of inventory produced at lower unit costs in 2006. The decrease in research and development expenses reflects significantly lower spending at Nucryst in 2007 relating to pharmaceutical clinical trials. The increase in general and administrative costs reflects increased administrative costs at Nucryst primarily as the result of non-recurring costs incurred in the year. These costs included recruitment and severance costs, stock-based compensation and consulting services relating to business development. Depreciation and amortization is down by $0.5 million reflecting the sale of the Company’s Fort Saskatchewan facilities in May 2007.
Corporate costs increased by $4.8 million to $10.9 million in 2007 primarily as a result of the one-time corporate restructuring costs of $4.9 million incurred in 2007.
Foreign exchange losses were $3.8 million in 2007 compared to $0.7 million in 2006. The 2007 loss reflects the continuing impact of the strong Canadian dollar on US dollar denominated working capital balances during the year. Interest income of $1.8 million in 2007 was $1.4 million lower than 2006, reflecting lower average cash balances as a result of cash used in operating activities. In addition, the Company did not accrue interest on its investments in

CONSOLIDATED RESULTS
OVERVIEW (continued)
ABCP after the $33 billion market for third party ABCP became illiquid in August 2007. Losses related to the Company’s investment in ABCP totaled $5.1 million or 30% of the original face value of these investments. These losses are more fully discussed under “Liquidity and Capital Resources” below.
In 2007, the Company recorded a $1.2 million write-down of capital assets at Nucryst as a result of obsolete assets being replaced with newer, more efficient production equipment. The write-down of capital assets in 2006 of $1.2 million reflected the write-off of capitalized design costs for a pharmaceutical production facility meeting Good Manufacturing Practices. A gain on sale of investment of $2.6 million was reported in 2007 relating to the sale of shares of a former subsidiary in the fourth quarter. Earlier in 2007, this former subsidiary had issued shares to private investors which resulted in the Company reporting a dilution gain of $4.5 million.
In 2007, the Company also reported an $8.6 million gain on sale of its Fort Saskatchewan real estate.
Non-controlling interest reflects the proportionate share of Nucryst results allocated to minority shareholders. The Company’s interest in Nucryst was 74.5% at December 31, 2007 compared to 74.8% at December 31, 2006.
Discontinued operations are discussed more fully below under “Discontinued Operations” and in Note 3 to the audited consolidated financial statements of the Company for the year ended December 31, 2007.
Net loss in the fourth quarter of 2007 was $26.8 million compared to a net loss of $11.0 million in 2006. Net income from continuing operations in the fourth quarter of 2007 was $1.2 million compared to a $2.2 million loss reported in 2006. Improvements in operating results in 2007 reflected higher earnings in Nucryst driven by US $5.0 million milestone revenue and gain on the sale of investment of $2.6 million offset by write-downs and losses relating to ABCP totaling $2.1 million. The loss from discontinued operations in the fourth quarter of 2007 of $28.0 million includes a $22.1 million write-down of iFire’s capital assets, compared to a loss of $8.8 million in 2006.
OPERATIONS
Performance Measures
As a developer of new technologies, the Company uses financial and technical performance measures to track corporate performance. The Company and its subsidiaries develop comprehensive long-range plans and annual plans with a view to maximizing long-term shareholder value. Success of each business segment is measured on its ability to achieve performance milestones within a specified timeframe. These milestones generally relate to specific research and development targets. Given the uncertainty surrounding the development of new technologies, these milestones are reviewed and updated on a regular basis during the year. Financial milestones are also set and measured. Financial performance may relate to sales activity for commercial products or the achievement of results within operating expense and capital budget targets.
Subsidiaries
The Company’s operations have been organized into two business segments — iFire and Nucryst.
•	iFire
On November 13, 2007, the Company announced that it was seeking a buyer for the business and assets of iFire. Accordingly, the results from operations of this business have been accounted for on a discontinued basis and its results are discussed under “Discontinued Operations” below.

CONSOLIDATED RESULTS
OPERATIONS (continued)
•	Nucryst Operations
Nucryst researches, develops, manufactures and commercializes innovative medical products that fight infection and inflammation. Nucryst’s patented technology enables it to convert silver’s microcrystalline structure into an atomically disordered nanocrystalline coating which Nucryst believes enhances silver’s natural antimicrobial properties. In addition, Nucryst’s nanocrystalline silver has exhibited potent anti-inflammatory properties in pre-clinical studies.
In December 2005, Nucryst completed its initial public offering of 4.5 million common shares. The net proceeds of this offering were US $39.1 million before repayment of intercompany debt to the Company of US $6.9 million. Westaim owned 74.5% of Nucryst’s common shares at December 31, 2007. Westaim’s return on its investment in Nucryst is dependent on a number of factors beyond its control. See “Risks and Uncertainties”.
Wound Care Products — Acticoat™ Burn Dressings and Acticoat™ 7 Dressings, targeting the burn and chronic wound markets, were developed and sold by Nucryst until May 2001 when a series of agreements were completed with Smith & Nephew plc (“Smith & Nephew”) under which Smith & Nephew acquired an exclusive global license to Nucryst’s SILCRYST™ antimicrobial coating technology, together with Nucryst’s U.S. and Canadian Acticoat™ burn dressing business, the Acticoat™ trademark, various regulatory approvals and certain manufacturing equipment that Nucryst leased back. Nucryst continues to manufacture Acticoat™ products exclusively for Smith & Nephew and, until September 30, 2007, received reimbursement for all manufacturing costs plus royalty payments and milestone payments based on Smith & Nephew’s global sales. On September 30, 2007, Nucryst signed amended agreements with Smith & Nephew, further discussed below. All payments under the agreements with Smith & Nephew are made to Nucryst in US dollars.
Nucryst’s license to Smith & Nephew grants Smith & Nephew the exclusive worldwide right to market, distribute and sell Acticoat™ products using Nucryst’s SILCRYST™ coatings for use on non-minor dermal wounds or burns in humans (the “Field”) including improvements to those products, and any new products developed with Smith & Nephew using Nucryst’s SILCRYST™ coatings or powders in the Field. This exclusive right does not apply to other types of products outside the Field that Nucryst may develop using its technology, such as pharmaceutical products under development. The license and development agreement expires in May 2026, although it may be terminated earlier by either party if the other party fails to cure a material breach of the agreement, suspends its operations or ceases to carry on business or files for bankruptcy or takes other similar actions. There are currently six product families with SILCRYST™ coatings manufactured by Nucryst for Smith & Nephew at its Fort Saskatchewan plant: Acticoat™ Burn, Acticoat™ 7, Acticoat™ Absorbent, Acticoat™ Moisture Control, Acticoat™ Site, and Acticoat™ Post-Op.
Until September 30, 2007, Nucryst’s revenues under its agreements with Smith & Nephew consisted of manufacturing cost reimbursements, royalties, payments upon the achievement of specified milestones and reimbursement for costs incurred in connection with the development or improvement of SILCRYST™ products covered by the agreements with Smith & Nephew. Until September 30, 2007, Nucryst received reimbursement for the cost of manufacturing products sold to Smith & Nephew. Manufacturing costs are recorded both as offsetting revenue and expense items in the consolidated statement of operations upon shipment to Smith & Nephew. Effective September 30, 2007, the method of calculating manufacturing cost reimbursement and development cost reimbursement changed. Nucryst continues to earn royalty revenues based upon Smith & Nephew’s sales of Acticoat™ products to its customers. Royalty revenue varies in proportion to increases or decreases in Smith & Nephew’s sales of its Acticoat™ products. Nucryst also continues to receive milestone payments upon Smith & Nephew’s achievement of specified sales thresholds of Acticoat™ products and upon the achievement of specified regulatory events. To the end of 2007, Nucryst had earned US $29.0 million of a potential US $56.5 million in milestone payments.

CONSOLIDATED RESULTS
OPERATIONS (continued)
2007 Amendments to the Smith & Nephew Agreements — On September 30, 2007, Nucryst signed amended agreements with Smith & Nephew for the manufacture and sale of Acticoat™ products. Nucryst believes that the advanced wound care market, including the silver dressing segment, has become significantly more competitive since the original agreements were signed in 2001. Both Nucryst and Smith & Nephew recognized the need to restructure the agreements to better enable the parties to work jointly and individually to support both the continued growth of Acticoat™ products and their respective businesses in the context of increasing competitive pressures.
The material changes to the agreements are as follows:
•	Nucryst earned a US $5.0 million milestone payment in the third quarter of 2007 reflecting revisions in milestone sales targets. The achievement criterion for the remaining milestone payments remains unchanged under the new agreements. In the fourth quarter of 2007, Nucryst earned a further US $5.0 million milestone as a result of Smith & Nephew achieving a specified sales threshold. The maximum amount of milestone payments that Nucryst may receive is US $56.5 million, of which, US $29.0 million has been earned as at December 31, 2007.

•	Under the previous agreements, the price paid by Smith & Nephew for Acticoat™ products was Nucryst’s fully allocated cost of goods sold including equipment depreciation. The costing mechanism has been amended effective January 1, 2007 to a fixed overhead charge plus direct costs incurred in manufacturing Acticoat™ products.

•	The overhead charge payable by Smith & Nephew in 2007 through 2009 has been fixed at a minimum floor amount equal to the 2007 overhead charge. This floor amount will be payable by Smith & Nephew regardless of the actual volume of Acticoat™ products ordered by Smith & Nephew. Nucryst may use any actual overhead cost savings achieved by Nucryst over the next two years to offset an annual manufacturing cost rebate in the amount of US $4.5 million that Nucryst has agreed to make to Smith & Nephew beginning in 2007 through 2009.

•	Nucryst recorded a US $4.5 million reduction in wound care product revenue in 2007 with respect to a manufacturing cost rebate made to Smith & Nephew in October 2007. A similar reduction will be recorded in 2008 and 2009 subject to adjustments for actual overhead cost savings achieved. In 2010, the parties will establish new fixed prices after taking into account the cost savings achieved by Nucryst in the previous three years.

•	A non-compete clause has been deleted from the original agreements to allow Smith & Nephew to broaden its wound care dressings product line to include other forms of silver. In exchange, Smith & Nephew’s exclusive license has been limited to existing Acticoat™ products and such new wound care or burn products that the parties agree to develop together using Nucryst’s Silcryst™ technology.

•	New wound care and burn products developed alone by Nucryst that contain Nucryst’s nanocrystalline silver technology will be initially offered to Smith & Nephew. If Smith & Nephew declines to commercialize any of these products, Nucryst will be free to pursue other commercialization options.

•	Nucryst will contribute its own internal development costs towards the joint development of new products with Smith & Nephew up to a maximum amount per year equivalent to 1.5% of Smith & Nephew’s sales of Acticoat™ products in the year. This replaces a system whereby Smith & Nephew reimbursed Nucryst for all of its product development costs.

•	Royalty rates will be maintained, except for the elimination of a supplemental royalty that was payable to Nucryst only if certain gross profit margins were achieved on sales of Acticoat™ products over a specified threshold.
Other Products — Nucryst is developing new products to extend its nanocrystalline silver technology to the treatment of infections and inflammatory conditions. Nucryst is continuing its efforts to develop a pharmaceutical product for the treatment of gastrointestinal conditions and a topical cream containing its nanocrystalline silver powder, referred to as NPI 32101, as a medical device for the treatment of dermatological conditions. Based on

CONSOLIDATED RESULTS
OPERATIONS (continued)
preclinical results in a variety of in vitro and in vivo models and the consistently favourable safety data generated in all studies, Nucryst is conducting pre-clinical research on the use of NPI 32101 for the treatment of dermatological conditions as a 510-K prescription device. In July 2007, the U.S. Food & Drug Administration (“FDA”) granted Nucryst 510(k) clearance for a prescription topical cream containing NPI 32101 as a broad-spectrum antimicrobial barrier cream to organisms including Pseudomonas aeruginosa, Staphyloccocus aureus, including strains resistant to methicillin — or MRSA. Gaining FDA clearance is a first step toward marketing this proprietary technology in this new formulation. Nucryst is actively exploring commercialization options and as part of this process, marketing plans and timing for this product will be determined. The market potential of new products will be largely determined by the distribution channel decisions that Nucryst is currently in the process of evaluating. Nucryst has recently filed another 510(k) submission to the FDA to expand the claims and indications for its barrier cream in the relief of the signs and symptoms of dermatoses. If cleared by the FDA, Nucryst believes this will broaden the market potential of new products.
•	Nucryst Financial Results
Nucryst’s operating loss for the year ended December 31, 2007 was $0.3 million compared to a loss of $11.2 million in 2006.
The financial results of Nucryst are summarized as follows:

($millions)	2007	2006	2005

Wound care product revenue	$26.3	$27.6	$22.7
Manufacturing cost rebate	(4.6)	—	—
Milestone revenue	10.1	—	5.9

Total revenue	$31.8	$27.6	$28.6
Manufacturing costs (1)	$15.9	$18.2	$11.4
Wound care gross margin excluding milestone revenue	$5.8	$9.4	$11.3
Operating (loss) income	$(0.6)	$(11.2)	$1.6

(1)	Manufacturing costs include related depreciation and are net of intercompany charges
Revenue — Total revenue for the year ended December 31, 2007 was $31.8 million compared to $27.6 million for the year ended December 31, 2006. Product related revenues, before milestone revenue of $10.1 million and adjustments of $4.6 million resulting from amendments to the Smith & Nephew agreements discussed above, decreased $1.3 million or 5.0% to $26.3 million from $27.6 million in 2006. This decrease was the result of the foreign exchange impact of a strong Canadian dollar in 2007 partially offset by increased product shipments and royalty revenues resulting from increased sales of Acticoat™ products by Smith & Nephew.
Manufacturing Costs — Manufacturing costs, including related depreciation, for the year ended December 31, 2007 were $15.9 million compared to $18.2 million for the year ended December 31, 2006. The reduction is due to the combined effect of manufacturing cost savings realized in 2007 through the implementation of efficiencies in Nucryst’s manufacturing processes, and shipments in 2007 of inventory produced at lower unit costs in 2006. Finished goods inventory was $0.2 million at December 31, 2007 compared to $3.2 million at December 31, 2006. During 2007, Nucryst realized reductions in manufacturing and overhead costs through lower head counts, manufacturing process improvements and leased space consolidation. Nucryst plans to continue to manage its manufacturing costs to achieve further cost reductions in 2008.

CONSOLIDATED RESULTS
OPERATIONS (continued)
Gross Margin — Gross margin excluding milestone revenue for the year ended December 31, 2007 was $5.8 million compared to $9.4 million for the year ended December 31, 2006. This reduction in gross margin, excluding milestone revenue, is primarily the result of the manufacturing cost rebate which reduced revenue in 2007. The effect of the manufacturing cost rebate on the Nucryst gross margin was only partially offset by manufacturing cost reductions realized in 2007 and the shipment of inventory to Smith & Nephew in early 2007 which had a lower unit cost than goods subsequently produced and shipped later in 2007. Pursuant to the revised agreements with Smith & Nephew, Nucryst is required to pay a US $4.5 million manufacturing cost rebate in 2008 and 2009. These rebates will continue to impact Nucryst’s gross margin in those years to the extent that Nucryst is unable to realize and maintain manufacturing overhead cost reductions sufficient to offset these rebates.
Research and development costs at Nucryst in 2007 were $5.8 million lower than in 2006 primarily attributable to the Phase 2 dermatological clinical study completed in 2006. No new clinical studies were initiated in 2007.
Capital spending totaled $2.1 million in 2007 compared to $5.6 million in 2006 and in both years related primarily to the addition of manufacturing capacity of Acticoat™ products in Fort Saskatchewan, Alberta. Nucryst is currently completing a production line at its Fort Saskatchewan facility which is expected to be operational by early 2008. Capital spending is expected to be lower in 2008 than 2007 with the substantial completion of capacity expansion in 2007. Nucryst’s administration and pharmaceutical research activities are primarily based in Wakefield, Massachusetts and manufacturing operations are located in Fort Saskatchewan, Alberta.
•	Nucryst Outlook
The overall combined impact of the amendments to the Smith & Nephew agreements discussed above could have a material adverse effect on Nucryst’s quarterly financial results in subsequent periods depending on the timing of payments made to and received from Smith & Nephew, Smith & Nephew’s sales of Acticoat™ products, the achievement of cost savings by Nucryst, and the receipt by Nucryst of further milestone payments. In the longer term, Nucryst expects the amendments to the agreements to further facilitate its ongoing efforts to expand Nucryst’s business opportunities while enabling it to continue to support Smith & Nephew to realize the future growth potential of the Acticoat™ products. The markets for Acticoat™ wound care products continue to be highly competitive as new silver products enter the market.
The Company expects that earnings from Nucryst’s wound care products will be more than offset by costs related to research into new medical products. Nucryst does not expect to earn milestone revenue in 2008.
Discontinued Operations
iFire — iFire, based in Toronto, Ontario, has been developing a proprietary flat panel display (“FPD”) with solid state, thick-film dielectric electroluminescent (“TDEL”) technology and with primary application in the large screen television market. Until November 2007, iFire operations were focused on the production of 2” x 2” pixels and process control projects to reduce pilot manufacturing variability to levels expected for a commercial manufacturing environment, particularly in luminance, life and uniformity. Recent significant performance improvements achieved by incumbent flat panel TV manufacturers and more demanding specification improvement targets for iFire caused the forecast product development timeline to extend past the timeframe originally expected by the Company. As a result, on November 13, 2007, the Company decided to discontinue further development of iFire’s TDEL technology and to seek a buyer for the iFire business and its assets. iFire’s financial results, balance sheet and cash flows are therefore reported as discontinued operations in the Company’s 2007 audited consolidated financial statements.

CONSOLIDATED RESULTS
OPERATIONS (continued)
iFire Financial Results — The loss at iFire for the year ended December 31, 2007 was $55.2 million compared to $37.7 million in 2006. The increase in the 2007 loss is primarily the result of a $22.1 million write-down of capital assets in the fourth quarter of 2007 offset in part by reduced operating costs.
Operating costs at iFire were substantially reduced as a result of staff reductions that were undertaken in the second and fourth quarters of 2007. Operating costs, excluding depreciation, in 2007 were $6.4 million less than 2006 and include restructuring costs amounting to $3.9 million primarily relating to staff reductions. Depreciation expense was $1.8 million higher in 2007 as the useful life of iFire’s pilot production plant was reduced in the year. Depreciation of capital assets was discontinued in November 2007 when iFire was classified as a discontinued operation for accounting purposes.
Canadian GAAP requires that assets held for sale be recorded in the financial statements at the lesser of cost or net realizable value. The Company assessed the net realizable value of iFire’s assets at December 31, 2007 and concluded that a write-down of $22.1 million was required. At December 31, 2007, there were 25 employees at iFire compared to 141 at December 31, 2006.
iFire Outlook — The Company intends to actively pursue the sale of the iFire business and assets. While the Company has received expressions of interest, there can be no assurance that a sale transaction will be completed.
Sale of Subsidiaries — In January 2005, the Company completed a series of transactions whereby two non-core wholly owned subsidiary companies participated in a Plan of Arrangement with two widely held publicly traded companies. This resulted in a reorganization of the participating companies into a single company and the dilution of the Company’s investment to approximately 6.0%. The Company’s pro rata interest in the book value of the recapitalized companies amounted to $2.2 million. Subsequently, the company created under the Plan of Arrangement was listed on the Toronto Stock Exchange. The subsidiaries were previously carried at nominal value and this transaction resulted in the Company recording a dilution gain of $2.2 million in discontinued operations in the first quarter of 2005. In February 2005, the Company sold its investment in the publicly traded company for net proceeds of $11.5 million and recorded an additional gain on sale of investments of $9.3 million in the first quarter of 2005.
Ambeon — In the second quarter of 2005, the Company sold the remaining operations and net assets relating to its Ambeon division for $0.9 million. The gain on sale of this transaction, amounting to $0.7 million, was included in discontinued operations.
Ethylene Coatings Business — In February 2005, the land and building associated with the Company’s former ethylene coatings business was sold. The closing date of this transaction was December 15, 2005 and the purchaser leased the facility during the interim period. The gain on sale of this asset amounting to $1.9 million was recorded in the fourth quarter of 2005.
Details of the financial impact of discontinued operations are disclosed in Note 3 to the 2007 audited consolidated financial statements.
LIQUIDITY AND CAPITAL RESOURCES
The Company’s business plans are developed to ensure research and development costs do not overextend the Company’s financial resources. The Company’s 2008 consolidated business plan indicates that Nucryst will have sufficient cash and short-term investments to fund its operations and new product development in 2008 and the

LIQUIDITY AND CAPITAL RESOURCES (continued)
Company will have sufficient cash and short-term investments to fund the reduced activities at iFire and the Company’s corporate operations in 2008.
At December 31, 2007, the Company had consolidated cash and cash equivalents and short-term investments of $31.0 million compared to $62.5 million at December 31, 2006. This reduction in liquidity of $31.5 million was primarily the result of cash used in continuing operations of $11.0 million, cash used in discontinued operations of $19.7 million and capital expenditures of $2.4 million, partially offset by proceeds on the sale of capital assets of $14.4 million and proceeds from the sale of ABCP of $6.0 million. The proceeds on the sale of capital assets resulted from the sale of the Company’s Fort Saskatchewan property in May 2007. As a result of this sale, the Company’s only real estate property is the land and building housing iFire’s research and development operations in Toronto which are currently for sale.
At December 31, 2007, Nucryst had cash and cash equivalents of $17.8 million compared to $22.2 million at December 31, 2006. These funds are not accessible to the Company and, therefore, the Company has $13.2 million at December 31, 2007 to fund its own operations and the operations of iFire.
As discussed above, iFire and the Company significantly reduced their operations during 2007 which will significantly reduce cash requirements in 2008. The remaining staff at iFire will focus on the sale of iFire as a going concern. In the event that the Company is unable to sell iFire as a going concern, the Company will look to further reduce staff and sell iFire’s assets on an “as is” basis. In such an event, proceeds from the sale of these assets are expected to exceed the costs of divestiture.
As the result of reduced activity and staff reductions, the Company’s corporate costs will be significantly less than 2007. Staff reduction costs accrued in 2007 will result in a use of cash of approximately $2.7 million in 2008.
No capital expenditures are expected at iFire and capital expenditures at Nucryst are expected to be less than 2007.
In January 2008, a wholly owned non-core subsidiary issued share capital and convertible debentures to a third party which provided $4.5 million in funds to the Company. Also in January 2008, the Company entered into a credit agreement with a major Canadian financial institution. The credit agreement allows the Company to borrow up to $6.3 million for 364 days and is secured by ABCP of equivalent value held by the Company.
Asset-backed commercial paper
In addition to cash and cash equivalents, the Company held ABCP with a face value of $8.5 million which the Company has written down to $6.0 million at December 31, 2007.
In the third quarter of 2007, when global financial markets experienced an unprecedented credit and liquidity crisis, the Company held ABCP with a face value of $17.1 million. On November 30, 2007, in order to diversify its risk in the uncertain global credit market, the Company sold half of its holding in ABCP with a face value of $8.5 million for proceeds of $6.0 million. The Company retains the right to receive additional proceeds in the event that the buyer re-sells the related ABCP within six months. In such event, the Company will receive 50% of any proceeds received by the buyer in excess of $7.2 million. The Company has accounted for its ABCP holdings as a long term investment as there is no assurance that these assets will be restructured to mature within a 365 day period.
In the third quarter of 2007, Dominion Bond Rating Service (“DBRS”) placed Canadian ABCP “Under Review with Developing Implications” following an announcement on August 16, 2007 that a consortium representing banks, asset providers and major investors had agreed in principle to a long-term proposal and interim agreement regarding ABCP (the “Montreal Proposal”). Under this proposal, the affected ABCP would be converted into term floating rate notes maturing no earlier than the scheduled termination dates of the underlying assets. The Montreal Proposal called for investors to continue to roll their ABCP during the standstill period. The Company is not a signatory to this agreement.

LIQUIDITY AND CAPITAL RESOURCES (continued)
On September 6, 2007, a Pan Canadian Committee (the “Committee”) was formed to oversee the proposed restructuring process of the ABCP. On December 23, 2007, the Committee approved an agreement in principle to restructure the ABCP issued by 20 trusts covered by the Montreal Proposal, which includes the investments held by the Company. The Committee expects a AAA rating for most of the restructured notes which, together with the full transparency of the underlying assets supporting these notes, will facilitate trading. All of the ABCP will be exchanged for longer dated notes that will match the maturity of the underlying reference assets in the proposed structure. The restructuring will also pool certain series of ABCP which are supported in whole or in part by underlying synthetic assets. Under this arrangement, there will be three distinct restructuring solutions for (1) Traditional-ABCP which is supported solely by traditional securitized assets, (2) Synthetic-ABCP which is supported by synthetic assets, or a combination of synthetic and traditional securitized assets, and (3) Ineligible-ABCP supported primarily by U.S. sub-prime mortgage assets. The approval of the restructuring is subject to a vote by all investors, and the Committee expects that the restructuring will close by March 31, 2008. The information used by the Company to determine the fair value of its ABCP is based on limited data provided by the Committee and by DBRS. The Company has not been able to access information to confirm the veracity of the information relating to the nature and creditworthiness of the assets securing its investments.
The ABCP in which the Company has invested has not traded in an active market since mid-August 2007 and there are currently no market quotations available. The Company has estimated the fair value of its investments in ABCP considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. In accordance with Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, when the market for a financial instrument is not active, the fair value should be estimated using an appropriate valuation technique. The Company has used a probability-weighted discounted cash flow approach to value its ABCP investments at December 31, 2007 which considered expected interest rates, fixed/floating interest rate swaps, credit spreads, estimated restructuring fees, estimated renegotiated maturity dates and estimated principal reductions. Based on management’s assumptions, the fair value of the Company’s holdings of ABCP could range from $5.6 million to $6.4 million. Due to the lack of public information relating to the details of the assets supporting these investments and lack of details surrounding the restructuring proposed by the Committee, the Company was required to use management estimates when calculating this fair value. Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a further change in the fair value of the Company’s investment in the ABCP which would impact the Company’s results from operations.
The Company does not believe that the illiquidity of the ABCP will have an impact on the Company’s ability to complete its 2008 business plan.
The Company’s accounting for ABCP is discussed more fully in note 7 to the 2007 audited consolidated financial statements.
DIVIDENDS
No dividends were paid in 2007 or 2006. The Company’s current policy is to retain its cash reserves to finance operations.
CRITICAL ACCOUNTING POLICIES
The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles “Canadian GAAP” and reported in Canadian dollars. The Company’s accounting policies are disclosed in note 2 to the 2007 audited consolidated financial statements.

CRITICAL ACCOUNTING POLICIES (continued)
The Company has established detailed policies and control procedures that are intended to ensure that management judgments and estimates are well controlled, independently reviewed and consistently applied from period to period. The following are key policies that may impact the Company’s financial condition and results from operations and that require significant judgments by management. Management believes that its estimates for determining the valuation of the Company’s assets and liabilities are appropriate.
Revenue Recognition — The Company recognizes revenue from direct sales to third parties when persuasive evidence of an arrangement exists, delivery has occurred, the price to the buyer is fixed or determinable, and collection is reasonably assured. The Company’s revenues earned under license agreements consist primarily of product revenue, royalties and payments upon the achievement of specific milestones. For products manufactured under license, revenue is recorded at the date of shipment. Royalty revenue is earned based on a percentage of sales revenue earned by the licensee on its sales to third parties. Revenue relating to the achievement of milestones under licensing agreements is recognized when the milestone event has occurred. Manufacturing cost rebates paid annually are recorded as a reduction to revenue evenly throughout the year. Nucryst also derives revenue from research activities and this revenue is recognized as services are performed.
Research and Development Costs — Development costs are capitalized once the Company has determined that commercialization criteria concerning the product or process have been met. The Company reviews the progress of research and development initiatives on a regular basis and has determined that, in 2007 and 2006, no development costs should be deferred and amortized.
Site Restoration Costs — Future site restoration costs have been estimated by qualified employees of the Company taking into consideration the anticipated method and extent of the remediation consistent with regulatory requirements, industry practices, current technology and possible uses of the site. Provision details are based on cost estimates provided by independent consultants. Significant judgment is required in the determination of these provisions and the Company takes a conservative approach in not accruing potential recoveries from third parties where indemnifications are in place. It is the Company’s view that where remediation costs will be incurred many years into the future, third party recoveries cannot be estimated with certainty. Revisions to cost estimates and the recovery of actual remediation costs could result in material changes to the provision in future periods. Also see “Environmental Matters”.
Under Canadian GAAP, an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and a related amortization expense is recognized in future periods.
Income Taxes — The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in the consolidated financial statements. In determining the provision for income taxes and, in particular, any future tax asset, the Company interprets tax legislation in a variety of jurisdictions and makes assumptions about the timing and certainty of the reversal of the future tax assets. Changes to these interpretations could have a material effect on income tax provisions in future periods.
Stock Based Compensation — Canadian GAAP requires that the fair value method of accounting for stock options must be recognized in the consolidated financial statements.
For U.S. GAAP, on January 1, 2006, the Company adopted SFAS 123(R), “Share-Based Payment” (“SFAS 123(R)”), which requires that all share-based payments to directors and employees, including grants of stock options, be recognized in the consolidated financial statements based on their fair values. The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company’s fiscal year 2006. SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite

CRITICAL ACCOUNTING POLICIES (continued)
service periods in the Company’s consolidated statement of operations. Prior to the adoption of SFAS 123(R), the Company accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”. Under the intrinsic value method, no stock-based compensation expense had been recognized in the Company’s consolidated statement of operations because the exercise price of the Company’s stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant.
SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company’s pro forma information required under SFAS 123 for the periods prior to fiscal year 2006, the Company accounted for forfeitures as they occurred. Under Canadian GAAP, the Company accounts for forfeitures at the date they occur.
SFAS 123(R) requires that liability classified awards such as SARs be revalued to estimated fair value at each reporting date using an option pricing model. Prior to the adoption of SFAS 123(R), the Company valued SARs at the amount by which the market value exceeded the exercise price at each measurement date. Under Canadian GAAP, the Company records the value of SARs as the amount by which quoted market prices or fair value exceeds the exercise price at measurement date.
Under SFAS 123(R), the fair value of options with accelerated vesting provisions is expensed using a graded vesting methodology. Under Canadian GAAP, the fair value of these options is expensed on a straight-line vesting basis.
Variable Interest Entities — The Company adopted the CICA guidelines on the consolidation of variable interest entities (“VIEs”) on January 1, 2005. VIEs include entities where the equity invested is considered insufficient to finance the entity’s activities. Under this new guideline, the Company is required to consolidate VIEs if the investments held in these entities and/or the relationships with them result in the Company being exposed to a majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both, based on a calculation outlined by the standard setters. The implementation of this guideline did not have an impact on the Company’s operating results or financial position.
RECENTLY ADOPTED AND PENDING ACCOUNTING PRONOUNCEMENTS
Recently adopted and pending accounting pronouncements
In 2005, the CICA issued three new standards: Comprehensive Income; Financial Instruments — Recognition and Measurement; and Hedges. These Sections became effective for the Company on January 1, 2007 and require the following:
a)	In Section 1530 “Comprehensive Income”, certain gains and losses arising from changes in fair value are temporarily recorded outside the consolidated statement of operations in accumulated other comprehensive income as a separate component of shareholders’ equity.

Comprehensive loss is comprised of the Company’s net loss and other comprehensive income (loss). Other comprehensive income (loss) may include any unrealized gains and losses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining foreign operations and changes in the fair market value of derivative instruments designated as cash flow hedges, all net of income taxes. On implementation of Section 1530, amounts previously recorded as cumulative translation adjustment are now included in accumulated other comprehensive loss. At December 31, 2007, the balance of accumulated other comprehensive loss of $1.7 million (December 31, 2006 — $0.7 million) is comprised solely of foreign currency translation losses on the Company’s net investment in its self-sustaining foreign operations.

RECENTLY ADOPTED AND PENDING ACCOUNTING PRONOUNCEMENTS (continued)
b)	In Section 3855 “Financial Instruments — Recognition and Measurement” and Section 3865 “Hedges”, all financial instruments including derivatives are to be included on a company’s balance sheet and measured either at their fair value or, in limited circumstances, when fair value may not be considered most relevant, at cost or amortized cost. These Sections specify when gains and losses, as a result of changes in fair value, are to be recognized in the statement of operations. Section 3855 requires that all financial assets and liabilities be accounted for using one of five available accounting models, being held-to-maturity, available-for-sale, held-for-trading, loans and receivables and other liabilities. All financial instruments classified as available-for-sale, held-for-trading, and derivative financial instruments meeting certain recognition criteria, are carried at fair value. Changes in the fair value of financial instruments designated as held-for-trading and recognized derivative financial instruments are charged or credited to the statement of operations for the current period, while changes in the fair value of financial instruments designated as available-for-sale are charged or credited to other comprehensive income and charged or credited to the statement of operations when the instrument is sold. All other financial assets and liabilities are accounted for at amortized cost depending upon the nature of the instrument. Financial assets and liabilities designated as held-to-maturity are initially recognized at their fair values, with any resulting premium or discount from the fair value being amortized to income or expense using the effective interest method. After their initial fair value measurement, they are measured at amortized cost using the effective interest method. Section 3855 requires the Company to make certain elections, upon initial adoption of the new rules, regarding the accounting model to be used to classify and measure each financial instrument. Section 3855 also requires that transaction costs incurred by the Company in connection with the acquisition of various financial assets or liabilities be recorded as a reduction of the carrying value of the related financial instrument and amortized using the effective interest method or expensed as incurred. Transaction costs related to the acquisition of financial instruments held-for-trading are expensed as incurred. Transaction costs with respect to instruments not classified as held-for-trading are recognized as an adjustment to the cost of the underlying instruments, when they are recognized, and amortized using the effective interest method.
The following is a summary of the accounting model the Company has elected to apply to each of its significant categories of financial instruments on implementation at January 1, 2007 and for the year ended December 31, 2007:

Cash and cash equivalents	held-for-trading
Short-term investments	held-for-trading
Long-term investments	available for sale
Long-term investments — ABCP	held-for-trading
Accounts receivable	loans and receivables
Accounts payable and accrued liabilities	other liabilities
Long-term debt	other liabilities

The implementation of these Sections did not have a material impact on the Company’s consolidated financial statements.

Derivative instruments are recorded at fair value unless exempted from derivative treatment as normal purchases and sales. All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case, changes in fair value are recorded in other comprehensive income (loss). The Company has elected to apply this accounting treatment for embedded derivatives on transactions entered into after January 1, 2003, and the change in accounting policy did not have any impact on the consolidated financial statements.

For cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities, the carrying value approximates fair value due to their short-term nature.

RECENTLY ADOPTED AND PENDING ACCOUNTING PRONOUNCEMENTS (continued)
In January 2005, the CICA issued a new Section to the CICA Handbook, Section 3251 “Equity” which became effective for the Company on January 1, 2007. This Section establishes standards for the presentation of equity during a reporting period. The implementation of this Section did not have a material impact on the Company’s consolidated financial statements.
Effective January 1, 2007, the Company adopted CICA Handbook Section 1506 “Accounting Changes” which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. Under the new standard, accounting changes should be applied retroactively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policies are made only when required by a primary source of Canadian GAAP or the change results in more relevant and reliable information. The Company has determined that the application of this Section did not have any impact on the consolidated financial statements.
Future accounting pronouncements
Effective January 1, 2008, the Company will be required to adopt two new CICA standards, Section 3862 “Financial Instruments — Disclosures” and Section 3863 “Financial Instruments — Presentation” which will replace Section 3861 “Financial Instruments — Disclosure and Presentation”. The new Disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how these risks are managed. The new Presentation standard carries forward the former presentation requirements. The Company does not expect that the implementation of these new standards will have a material impact on its consolidated financial statements.
Effective January 1, 2008, the Company will be required to adopt CICA Section 3031 “Inventories”. This Section relates to the accounting for inventories and revises and enhances the requirements for assigning costs to inventories. The Company does not expect that the implementation of this Section will have a material impact on its consolidated financial statements.
In November 2006, the CICA issued new Handbook Section 1535 “Capital Disclosures”, effective for annual and interim periods beginning on or after October 1, 2007. This Section establishes standards for disclosing information about an entity’s capital and how it is managed in order that a user of the financial statements may evaluate the entity’s objectives, policies and processes for managing capital. This new standard is not expected to have a material effect on the Company’s consolidated financial statements.
In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public entities, being converged with International Financial Reporting Standards over a transitional period currently expected to be about five years. The precise timing of convergence will depend on an Accounting Standards Board progress review to be undertaken by early 2008. The impact of this transition on the Company’s consolidated financial statements has not yet been determined; however, management continues to monitor these regulatory developments.
In February 2008, the CICA issued new Handbook Section 3064 “Goodwill and Intangible Assets”, replacing Handbook Section 3062 “Goodwill and Other Intangible Assets” and Handbook Section 3450 “Research and Development Costs”. The new section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Handbook Section 3062. The Company is currently evaluating the impact of the adoption of this new section on its consolidated financial statements.

RISKS AND UNCERTAINTIES
Westaim may be unable to develop commercially viable products.
Some of the Company’s products, such as Nucryst’s potential wound care products, are still in the development stage. The Company will continue to incur significant research and development costs before any of these products are commercially viable, and there is no assurance that any of its products will ever reach this stage or that the products will achieve the level of market penetration expected. Some or all of the technological obstacles that will need to be overcome in order to make these products commercially viable may prove to be insurmountable.
If Westaim or its subsidiaries fail to raise the capital necessary to fund its operations, they may be unable to advance the development and commercialization of their technologies.
A commitment of substantial resources by the Company, its subsidiaries and its collaborators to conduct research and development into new products will be required to successfully commercialize products under development. The Company or its subsidiaries may not be able to raise additional capital at the time it is needed to complete product development and, if necessary, build manufacturing facilities. Additional capital may be required to fund operations, continue the research and development of product candidates, commercialize products and construct pilot and full scale manufacturing facilities. If the Company or its subsidiaries are unable to raise additional funds when required, it may be necessary to delay, reduce or eliminate some or all of their development programs.
Westaim’s success is dependent upon its ability to form partnerships to develop and sell its products.
The Company’s and its subsidiaries’ ability to successfully develop, manufacture and market their current and proposed products will depend, to a large extent, on their ability to form partnerships or joint ventures with established corporations or other collaborators. Except as described elsewhere in this document, the Company and its subsidiaries have not yet entered into any material partnerships or joint ventures for the development or marketing of these products, nor will they necessarily be able to do so in the future. The Company and its subsidiaries may be unable to find suitable partners or form a partnership or joint venture on terms that are beneficial. If the Company and its subsidiaries do enter into a partnership or joint venture, they may suffer losses if the partner becomes insolvent or otherwise fails to meet its obligations.
Westaim’s products may become technologically obsolete.
The Company and its subsidiaries compete, and intend to compete, in markets that are characterized by rapid adaptation to technological change. These markets include, but are not limited to, the medical devices, pharmaceuticals and flat-screen television monitor markets. The current and future products of the Company and its subsidiaries may be quickly rendered obsolete and unmarketable. The Company and its subsidiaries will need to continually develop new products and enhance existing products to keep pace with evolving technologies, customer preferences and industry standards.
Westaim is developing products for highly competitive markets.
The Company and its subsidiaries face, and will face, competition from a number of other companies including major domestic and international companies which have substantially greater financial, technical, marketing, sales, distribution and other resources. Many of these competitors may also have greater name or brand recognition. Competitors may produce more technologically-advanced products, at a lower cost, than the Company or its subsidiaries are capable of producing. Competition may cause the Company or its subsidiaries to lose market share and may reduce profit margins on any products that it is able to sell.

RISKS AND UNCERTAINTIES (continued)
Westaim may be unable to protect its intellectual property.
In order to succeed, the Company and its subsidiaries will need to prevent their intellectual property from being misappropriated by third parties. To protect their intellectual property, the Company and its subsidiaries rely primarily on their confidentiality agreements, physical security at research and manufacturing facilities, as well as the copyright, trade secret, trademark and patent laws of Canada, the United States, and other countries in which the Company and its subsidiaries conduct, or will conduct, business. The laws of other countries may not protect intellectual property rights to the same extent as the laws of Canada and the United States and, in any event, the methods that the Company and its subsidiaries have chosen may fail to adequately prevent misappropriation of their intellectual property.
The Company and its subsidiaries cannot provide assurance that they will succeed in obtaining new patents; that they will be able to enforce existing patents against third parties; or that existing patents will not be successfully challenged by third parties. Even if the Company and its subsidiaries are able to prevent the misappropriation of intellectual property, others may independently and legally develop technologies that are substantially equivalent or superior.
Westaim may become involved in expensive intellectual property or product liability litigation.
The Company and its subsidiaries may be required to commence litigation to enforce their intellectual property rights. Others may claim that the Company or its subsidiaries have infringed upon their intellectual property rights and commence litigation. The Company believes that it and its subsidiaries will be subject to an increasing number of infringement claims as they begin to produce more products in more industries.
Some of the Company’s and it subsidiaries’ existing and proposed products, such as Nucryst’s medical devices and pharmaceuticals, are part of a class of product that is particularly vulnerable to product liability litigation for a number of reasons:
•	These types of products are extremely complex and the Company and its subsidiaries may fail to discover product faults, despite their best efforts to do so;

•	These types of products will interact with very complex biological and man-made systems and may interact with these systems in harmful ways that the Company and its subsidiaries were unable to anticipate, despite their best efforts to do so; and

•	Because these products may be used by a large number of people, if these products do cause harm, the Company or its subsidiaries may be exposed to a large number of claims for damages.
The Company and its subsidiaries have tried to protect themselves against product liability litigation by including limitation of liability provisions in some of their sales agreements. There is no assurance, however, that existing or future limitation of liability provisions will be sufficient to protect the Company and its subsidiaries in all circumstances, nor can assurance be provided that any of these provisions will be held to be enforceable by the Courts.
The Company believes that it has obtained sufficient product liability insurance coverage to protect it against claims. However, the wording of its insurance policies may exclude some claims. Furthermore, the Company cannot provide assurance that its insurance limits will be sufficient, nor can it ensure that it will be able to acquire satisfactory insurance in the future.

RISKS AND UNCERTAINTIES (continued)
Westaim may be unable to retain the required highly skilled people.
The Company’s technology businesses are dependent upon the talents and knowledge of certain key individuals in each of the businesses. The marketplace for people with these skills is highly competitive, and the Company may not be able to retain a sufficient number of people with the skills that it requires. The Company provides competitive remuneration and incentives for the retention of key personnel.
Westaim is subject to certain risks because of the international character of its business.
The Company estimates that sales to international customers accounted for over 90% of its net sales in the fiscal year ended December 31, 2007 and the Company anticipates that international sales will continue to represent a material portion of net sales in the future. International sales are subject to inherent risks, including variations in local economies, fluctuating exchange rates, greater difficulty in the collection of accounts receivable, changes in tariffs and other trade barriers, adverse foreign tax consequences and burdens of complying with a variety of foreign laws. The Company may also encounter exchange rate risk in the event international sales are denominated in a currency other than Canadian dollars.
The Company’s financial results are reported in Canadian dollars. A significant portion of the Company’s revenue and expenses, as well as accounts payable, accounts receivable and other balance sheet items, are frequently denominated in currencies other than the Canadian dollar, primarily in United States dollars. Fluctuations in the exchange rate between these other currencies and the Canadian dollar could reduce the Company’s reported revenue, increase the Company’s costs or give rise to a charge related to foreign currency translation, all of which could adversely affect operating results.
Westaim’s investment in third party asset-backed commercial paper may be overstated.
The Company has estimated the value of its investment in ABCP. The Company has not been able to obtain information on the underlying assets held by the respective trusts that issued the ABCP and in accordance with Canadian GAAP the Company has made assumptions to calculate the estimated fair value of the ABCP. There is no assurance that the estimated fair value reported approximates the actual value that will be realized.
Westaim may be unable to sell the iFire business and assets for proceeds greater than their book value
The Company announced in November 2007 its decision to sell the business and assets of iFire Technology Ltd. The net assets of iFire have been written down to management’s reasonable estimate of net realizable value. However, there can be no assurance that a sale transaction will be successfully completed by the Company, or if completed, that sale proceeds will match the net book value of iFire’s assets as at December 31, 2007.
Westaim’s success is dependent on the success of Nucryst.
Westaim’s shareholdings in Nucryst represent a substantial portion of Westaim’s assets. Nucryst completed its initial public offering in December 2005 and although Westaim continues to hold a majority interest in Nucryst, Westaim now has a limited ability to control the operations of Nucryst and the associated costs, which could adversely affect Westaim’s financial performance. Westaim’s return on its investment in Nucryst will depend upon a number of factors that may be beyond Westaim’s control, including the risk factors set forth above that relate to Nucryst. In addition, Nucryst is subject to several additional risks including, but not limited to the following:
•	Nucryst is dependent on its relationship with Smith & Nephew and Smith & Nephew is currently its only customer;

•	Nucryst has a history of net losses and negative cash flow from operations; this will likely continue in the future and Nucryst’s cash resources may not be adequate to accomplish its objectives;

RISKS AND UNCERTAINTIES (continued)
•	Nucryst’s proposed products will require regulatory approval before Nucryst is allowed to sell them. The regulatory approval process will be lengthy and expensive and Nucryst will have the burden of proving that its products are safe and effective. Even if regulatory approval is obtained, such approval could cause Nucryst’s products to become prohibitively expensive. There is no assurance that Nucryst will ever obtain regulatory approval to sell any of its proposed products, or that the conditions imposed by regulators will be satisfactory to Nucryst. Regulatory requirements imposed on Nucryst’s products could limit Nucryst’s ability to test, manufacture and commercialize its products; and

•	Nucryst’s ability to commercialize its medical products successfully will depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health insurers and other organizations and there can be no assurance that adequate third party coverage will be available for Nucryst to realize an appropriate return on its investment in product development.
A failure on the part of Nucryst to properly manage the above risks, or any of the other risks it is subject to, will have an adverse impact on the value of Westaim’s investment in Nucryst.
VOLATILITY OF SHARE PRICE
Market prices for securities of companies developing new technologies are generally volatile. Factors such as announcements of technological innovations, new commercial products, patents, the development of proprietary rights, results of clinical trials, regulatory actions, publications, quarterly financial results, the Company’s financial position, public concern over the safety of biotechnology and nanotechnology, future sales of shares by the Company or by our current shareholders, and other factors, could have a significant effect on the market price and volatility of the Company’s common shares.
The price of the common shares may be volatile even though there have been no material changes in the Company’s business or finances. In the past, securities class action litigation has often been brought against companies that experience volatility in the market price of their securities. Moreover, market prices for stocks of technology companies frequently reach levels that bear no relationship to the operating performance of such companies. These market prices generally are not sustainable and are subject to wide variations. Whether or not meritorious, litigation brought against the Company could result in substantial costs, divert management’s attention and resources and harm the Company’s financial condition and results of operations.
ENVIRONMENTAL MATTERS
The Company’s operations are subject to extensive federal, provincial and municipal environmental statutes and regulations, including those relating to air emissions, wastewater discharges, contaminated soil and groundwater, and the handling and disposal of hazardous substances and wastes.
The Company’s operations in Toronto are conducted under an environmental operating approval from the Ontario Ministry of Environment. The Company’s operations in Wakefield, Massachusetts are conducted under various state and federal permits.
The Company operates under a “best management practices program” called Safety and Environment Management Practices (“SEMP”) which incorporates both an environmental management system and an occupational health and safety management system. This program is regularly reviewed and updated to keep pace with or stay ahead of regulatory changes and is internally audited every year.

ENVIRONMENTAL MATTERS (continued)
The provision for site restoration at December 31, 2007 and 2006 amounted to $6.6 million. The provision relates primarily to site restoration costs associated with soil and groundwater reclamation and remediation costs. The Company expects to spend only nominal amounts in future years unless a plant site formerly owned by the Company is decommissioned.
MARKET FOR SECURITIES
The common shares of The Westaim Corporation are listed on The Toronto Stock Exchange under the symbol “WED”. On April 10, 2007, the Company received notice from NASDAQ that, for 30 consecutive business days, the bid price of the Company’s common stock listed on NASDAQ had closed below US $1.00, which is in contravention of NASDAQ’s Marketplace Rules. The Company was given 180 calendar days to regain compliance by achieving a bid price at or above US $1.00 per share for a minimum of ten consecutive days. The Company did not regain compliance with the bid price requirement. Effective October 18, 2007, the Company’s shares were delisted from the NASDAQ national market and suspended from trading. Over the previous 12 months, more than 80% of the Company’s trading by volume had occurred on the Toronto Stock Exchange (“TSX”).
OUTSTANDING SHARE DATA
The Company’s authorized share capital consists of an unlimited number of common shares, preferred A shares and preferred B shares. As at December 31, 2007 and February 11, 2008, there were 94,135,535 common shares outstanding. There were no preferred shares outstanding at December 31, 2007 and February 11, 2008.
The Company maintains an employee and director stock option plan under which the Company may grant options for up to 10,955,445 shares of common stock of the Company at an exercise price equal to the closing market price of the Company’s stock for the trading day immediately preceding the date of grant. As at December 31, 2007 and February 11, 2008, there were 4,448,598 options outstanding.
CONTRACTUAL COMMITMENTS

($000)	Payments due by Period
		Less than	1 — 3	3 — 5	More than 5
As at December 31, 2007	Total	1 Year	Years	Years	Years

Capital lease obligations	$—	$—	$—	$—	$—
Operating lease obligations	8,269	1,741	2,834	2,155	1,539
Contractual obligations	8,892	4,446	4,446	—	—
Supplier purchase obligations (1)	1,223	1,223	—	—	—
Other long-term liabilities reflected on the Company’s consolidated balance sheet	—	—	—	—	—

	$18,384	$7,410	$7,280	$2,155	$1,539

(1)	Included in supplier purchase obligations are commitments for capital expenditures totaling $41 and agreements to purchase goods or services that are enforceable and legally binding on the Company and that specify all significant terms.

MANAGEMENT REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING
The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including a reconciliation to U.S. GAAP.
Management has used the Internal Control — Integrated Framework to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management has evaluated the design and operation of the Company’s internal control over financial reporting as of December 31, 2007, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses that have been identified by management in this regard.
DISCLOSURE CONTROLS AND PROCEDURES
The Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2007 and in respect of the 2007 year end reporting period.
SELECTED CONSOLIDATED FINANCIAL INFORMATION
The following table sets forth certain financial information for the Company for 2005 to 2007:

	Year ended	Year ended	Year ended
($000, except per share data)	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005

Revenue from continuing operations	$31,830	$27,591	$28,560
(Loss) income from continuing operations (1)	(2,830)	(12,861)	27,321
(Loss) income per common share from continuing operations — basic and diluted	(0.03)	(0.14)	0.29
Net (loss) income	(58,033)	(50,557)	9,270
Net (loss) income per common share — basic and diluted	(0.62)	(0.54)	0.10
Total assets	83,387	148,339	212,461
Total long-term debt	—	8,000	16,312
Dividends declared	—	—	—

(1)	As disclosed in Note 3 to the audited consolidated financial statements, and discussed in this MD&A, the iFire business segment has been accounted for as a discontinued operation in 2007, 2006, and 2005 and the Ambeon business segment has been accounted for as a discontinued operation in 2005.

QUARTERLY INFORMATION

	Q1	Q2	Q3	Q4
($000, except per share data)	2007	2007	2007	2007

Revenue from continuing operations	$6,131	$6,686	$7,839	$11,174
Income (loss) from continuing operations	1,898	2,875	(8,772)	1,169
Income (loss) per common share from continuing operations — basic and diluted	0.02	0.03	(0.09)	0.01
Net loss	(6,700)	(7,388)	(17,138)	(26,807)
Net loss per common share — basic and diluted	(0.07)	(0.08)	(0.18)	(0.28)

	Q1	Q2	Q3	Q4
($000, except per share data)	2006	2006	2006	2006

Revenue from continuing operations	$7,253	$6,995	$8,203	$5,140
Loss from continuing operations	(6,392)	(3,133)	(1,136)	(2,200)
Loss per common share from continuing operations — basic and diluted	(0.07)	(0.03)	(0.01)	(0.02)
Net loss	(18,006)	(11,980)	(9,552)	(11,019)
Net loss per common share — basic and diluted	(0.19)	(0.13)	(0.10)	(0.12)

The net loss in the first quarter of 2007 was impacted by a dilution gain of $4.5 million. The net loss in the second quarter of 2007 was impacted by the gain on the sale of capital assets of $8.6 million, partially offset by $4.3 million in reorganization costs, including severance. The net loss in the third quarter of 2007 was impacted by restructuring costs of $2.3 million and increased depreciation expense of $2.2 million. In addition, the third quarter of 2007 was impacted by a $3.0 million write-down in the value of the Company’s investment in ABCP. Revenues were impacted by a $5.0 million milestone payment offset by a $4.5 million manufacturing cost rebate.
Net income in the fourth quarter of 2007 was impacted by milestone revenue of US $5.0 million and gain on sale of an investment of $2.6 million offset by losses relating to ABCP of $2.1 million. Discontinued operations were impacted by a $22.1 million write-down in the value of capital assets at iFire.
The net loss in the first quarter of 2006 was impacted by higher stock-based compensation expense that was $2.5 million higher compared to the first quarter of 2005 as a result of the increase in the Company’s share price in the first quarter of 2006.
The net loss for the fourth quarter of 2006 included a $1.2 million write-down of construction in progress at Nucryst as well as a $0.9 million reduction in revenue relating to adjustments to manufacturing cost reimbursements at Nucryst.
Forward Looking Statements
This Report contains forward-looking statements including the outlook for Nucryst and iFire. The words “may”, “will”, “could”, “believes”, “exploring”, “estimated” “expects”, “intends”, “strategy”, “alternatives”, “options”, “focusing”, “objective”, “plans”, “view”, “potential” and words and expressions of similar import are intended to identify forward-looking statements. Such forward-looking statements include but are not limited to statements concerning commercialization strategies and options including joint ventures, strategic alliances, licensing, or sales of technology; objectives including initial public offerings; estimated costs of corporate reorganization; strategic options and alternatives open to the Company and its subsidiaries including marketing plans and timing; statements relating to financial performance measures; potential milestone payments to Nucryst from Smith & Nephew; the belief that the wound care market is increasingly competitive; expectations regarding reduction in wound care revenue, fixed prices and cost savings; Nucryst’s focus on pre-clinical research and establishing a partnership for its NPI 32101 cream; the potential material adverse effect of the amendments to the Smith & Nephew agreements on Nucryst’s quarterly financial results in subsequent periods; Nucryst’s expectation that the longer term affects of the amendments to the Smith & Nephew agreements will further facilitate its ongoing efforts to expand Nucryst’s business opportunities while enabling it to continue to support Smith & Nephew to realize the future growth potential of the Acticoat™ products; the Company’s expectation that earnings from Nucryst’s wound care products will be more than offset by costs related to research into new medical products, and that Nucryst will not earn milestone revenue in 2008; Nucryst’s beliefs regarding the anti-microbial and other properties of its technology and products, and the uses for same; Nucryst’s plans to continue to manage its manufacturing costs to achieve further cost reductions; the impact of manufacturing cost rebates on Nucryst’s gross margins; timing of operation of new Nucryst production facilities and increase in production capacity as a result of such facilities; expectations regarding Nucryst capital spending; Westaim’s intention to actively pursue the sale of the iFire business and assets; the expectation that Westaim and Nucryst will have sufficient cash and short-term investments to fund operations and new product development in 2008; reduced cash requirements in 2008; the focus of remaining staff at iFire on the sale of iFire as a going concern; the Company’s intention to further reduce staff and sell iFire’s assets on an “as is” basis if it is unable to sell iFire as a going concern, and the belief that in such an event the proceeds from the sale of these assets will exceed the costs of divestiture; statements regarding a significant reduction of Westaim’s corporate costs; expectations that staff reduction costs accrued in 2007 will result in a use of cash of approximately $2.6 million in 2008; that no capital expenditures are expected at iFire and capital expenditures at Nucryst are expected to be less than 2007; the Company’s belief that the illiquidity of the ABCP will not have an impact on the Company’s ability to complete its 2008 business plan; management’s belief that its estimates for determining the valuation of the Company’s assets and liabilities are appropriate; the Company’s view that where remediation costs will be incurred many years into the future, third party recoveries cannot be estimated with certainty, and that revisions to cost estimates and the recovery of actual remediation costs could result in material changes to the provision for remediation costs in future periods; statements regarding the Company’s interpretation of, and assumptions relating to, tax legislation in a variety of jurisdictions and that these interpretations could have a material effect on income tax provisions in future periods; statements regarding risks and uncertainties, volatility of share price, and environmental matters; inherent limitations of internal control over financial reporting and projections regarding evaluation of effectiveness of internal controls to future periods; the risk that actual results could differ materially from estimates; the possibility that continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a further change in the fair value of the Company’s investment in the ABCP which would impact the Company’s results from operations; the expectation that the Company has sufficient other cash resources and credit facilities to satisfy its financial obligations as they come due over the next twelve months; and expectations regarding the effect of recently adopted and pending accounting pronouncements. These statements are based on current expectations that are subject to risks and uncertainties, and the Company can give no assurance that these expectations are correct. Forward-looking statements are not guarantees of future performance, they involve significant risks, uncertainties and assumptions, and our actual results could differ materially from those anticipated by these forward-looking statements for various reasons generally beyond our control, including but not limited to: (i) unexpected obstacles in developing iFire or Nucryst technology, manufacturing processes and new applications; (ii) unforeseen complexities and delays associated with completing facility expansions, and with achieving timing targets for the production and the commercial introduction and sale of products; (iii) patent and technical hurdles which might inhibit or delay the ability of iFire or Nucryst to develop or commercialize technologies or products; (iv) delays in receiving regulatory approvals, including from the FDA; (v) the degree to which Smith & Nephew succeeds in selling Acticoat™ products; (vi) general economic, market, financing, regulatory and industry developments and conditions in the industries that the Company serves, which among other things might affect the demand for electronic materials and pharmaceutical products or the ability to raise new capital or affect potential partner ability to contribute financially; (vii) the activities of our competitors and technological developments that diminish the attractiveness of our products; (viii) general industry and market conditions and growth rates; and (ix) the risks described above under “Risks and Uncertainties” and “Volatility of Share Price”. The Company disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.